UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LS Securities, LLC

OFFICIAL USE ONLY
FIRM I D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

4 Campus Drive
(No and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara Stempler — (973) 285-4733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park,Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LS Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA E. BAKER
NOTARY PUBLIC OF NEW JERSEY
COMM. # 4499
MY COMMISSION EXPIRES 01/14/2023

STATE OF NEW JERSEY NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM)

DECEMBER 31, 2020

LS SECURITIES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-5

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of LS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LS Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement") In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

This financial statement is the responsibility of the Company's management Our responsibility is to express an opinion on this financial statement based on our audit We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement We believe that our audit provides a reasonable basis for our opinion

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019

February 19, 2021

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	380,204
Referral fees receivable		102,409
Prepaid expenses and other assets		2,381
Total assets	$	484,994

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Related party payable	$	36,000
Accounts payable and accrued expenses		18,401
Total liabilities		54,401
Member's equity		430,593
Total liabilities and Member's equity	$	484,994

See accompanying notes to Statement of Financial Condition.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

LS Securities, LLC (the "Company"), is a wholly owned subsidiary of Summit Financial Holdings, LLC (the "Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") The Company is a limited purpose broker-dealer with its sole business consisting of the receipt of referral fees for referring broker-dealers, hedge funds, and investors to unaffiliated broker-dealers for execution and settlement. The Company does not have any producing registered representatives, customers, or trading operations.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives referral fees from an unaffiliated broker-dealer, Purshe Kaplan Sterling Investments, Inc. ("PKS") pursuant to a Representative Referral Agreement effective September 20, 2018 PKS agreed to pay the Company an established percentage of commissions resulting from the securities brokerage business of Summit Referred Registered Representatives ("SRRR's"). Referral Fees from PKS are the only revenue the Company receives. As the SRRR's generate commissions at PKS, the Company is paid by PKS for Referral Fees on the Net Revenue. Net Revenue is defined in the Referral Agreement as gross revenue after deduction of unpaid required registered representative charges. Referral fee revenue is recognized on a monthly basis at the same time the SRRR's receive their commission payments from PKS The Company believes that its performance obligation is the date the referral of the SRRR's to PKS is accepted by PKS as there are no significant actions which the Company needs to take subsequent to this date. Variable referral fee amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value and or volume of transactions initiated by the SRRR's at future points

in time which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the activity is known, which is usually monthly As of January 1, 2020 and December 31, 2020, there were no contract assets or contract liabilities and referral fees receivable were $93,067 and $102,409 respectively.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Income Taxes

The Company is a limited liability company, and as such does not record a provision for Federal & State income taxes, in the accompanying financial statements, as each member of the Parent is responsible for reporting its share of income or loss, as reported for income tax purposes. At December 31, 2020, Management has determined that the company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

New Accounting Pronouncement

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The Company identified referral fees receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity. As of January 1, 2020, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collect ability of financial instruments, including fees and other receivables utilizing the CECL framework The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collect ability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2020.

3. Related party transactions

The Company's prior owner entered into a membership interest purchase agreement dated August 15, 2018 with the Parent to sell all interests of the Company The Company was approved as a broker-dealer by FINRA on August 24, 2018 and the Parent purchased an initial membership interest of 20% on August 23, 2018. In order to purchase the remaining 80% of the Company, pursuant to NASD Rule 1017, a Continuing Membership Application Form ("CMA") was filed with FINRA on behalf of the Company. After FINRA approval was granted on April 25, 2019, the Parent purchased the remaining 80% on May 24, 2019 The Company was originally named Luckystrike Securities, LLC organized as a New York LLC. On July 10, 2019, a Delaware merger was approved and Luckystrike Securities, LLC was merged into a Delaware LLC named LS Securities, LLC.
The Company entered into a Services and Expense Sharing Agreement ("ESA") effective June 1, 2019, with an affiliate, Summit Advisor Services LLC ("SAS"). SAS provides the Company with administrative services and employee services for which the

Company reimburses on a monthly basis. The Company shall reimburse SAS for its allocable share of all such expenses that are related to the Company's business activities The Company agreed to pay $23,000 per month for administrative services, employee services, and shared expenses which include technology and office space. Total reimbursements for the year ended December 31, 2020 amounted to approximately $276,000, which is included in Expense sharing services.

The SRRR's associated with PKS also serve as Financial Advisors with Summit Financial, LLC, wholly owned by the Parent.

The Parent applied for and received a loan under the Cares Act Payroll Protection Program. An application has been submitted to the SBA for loan forgiveness. If approval is granted, the Company will reverse the related party payable for $36,000 for its allocated share of payroll for the loan.

4. Regulatory requirements

Net Capital Rule 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule "15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $325,803 which was $320,803 in excess of its minimum requirement of $5,000.

Rule 15c3-3

The Company is not exempt from SEC Rule 15c3-3, however, the Company does not hold customers' funds or securities and, therefore, had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934, throughout the year ended December 31, 2020.

The Company's only purpose is to collect referral fees from other broker-dealers.

5. Off-balance sheet risk

There are no material off-balance sheet arrangements as of December 31, 2020.

6. Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had $130,204 in excess of the FDIC insured limit

All of the Company's revenue and accounts receivable was derived from one broker-dealer

7. Subsequent Events

The Company has reviewed events that have occurred after December 31, 2020 through the date the financial statements were issued The company had no subsequent events requiring adjustment or disclosure.